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                          LITIGATION SETTLEMENT OFFER
                                     AIMCO
                             AIMCO PROPERTIES, L.P.
                           c/o The Altman Group, Inc.
                            1275 Valley Brook Avenue
                          Lyndhurst, New Jersey 07071
                                 (800) 467-0821

                                                                November 5, 2004

Dear Limited Partner:

     Hopefully, this is the last time we will have to bother you with correspondence on this investment. Enclosed is our tender offer at a price that we think you should consider.

     - We are offering to acquire your units of limited partnership interest in Shelter Properties IV Limited Partnership for $397.68 per unit in cash, which includes your final settlement amount of $11.51 per unit.

     - This offer is not subject to any minimum number of units.

     - You will not be required to pay any partnership transfer fees in connection with any disposition of your units pursuant to this offer.

BY ACCEPTING OUR OFFER

     - You will receive your final K-1 for this partnership and forever be free of tax reporting relative to this investment.

     - You will have been able to convert your interest into cash.

     - You simply complete and sign the enclosed Letter of Transmittal in accordance with the instructions and mail or deliver it and any other required documents to The Altman Group, Inc., which is acting as Information Agent in connection with this offer.

BY REJECTING OUR OFFER

     - You will remain a limited partner in the partnership, and do not need to fill out any papers.

     - You will receive annual K-1's with your tax information.

     - You will receive the final payment of $11.51 per unit from the settlement fund as designated in the court-approved settlement. This payment does not dilute your ownership. Please see the description of the litigation and settlement within the enclosed document.

     The partnership's general partner, which is our affiliate, regularly evaluates the capital needs, competitive position and market conditions for each of the properties that the partnership owns, and the general partner uses these factors to determine whether the partnership will want to continue to own and/or invest additional money into them. The general partner could decide that the best course of action is to sell some or all of the assets in the partnership in the near future. This partnership has a specific plan to redevelop at least one of its properties. This could impact you by substantially reducing or eliminating future distributions. The general partner believes that the redevelopment is in the long term best interests of the property and the partnership. However, as a result of the redevelopment, you may not see distributions until the financing for the redevelopment has been repaid in full, which may not occur for a substantial period of time following the completion of the redevelopment. You may therefore want to consider accepting our offer, depending on your personal financial objectives. This redevelopment plan, and the risks, uncertainties and potential benefits associated with it, are described in more detail in the enclosed document. Eventually, the partnership will terminate. You may elect to hold your interest until the termination of the partnership. If you elect to remain in the partnership until termination, you may or may not realize increased value due to the capital infusion, and the tax effects of the partnership's results.
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In any event, this is our attempt to provide you some liquidity and to relieve you of your tax reporting burden.

     If you have any questions, please contact the Information Agent, toll free, at (800) 467-0821.

                                          Very truly yours,

                                          AIMCO PROPERTIES, L.P.